UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
___________________
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 ___________________
NPS PHARMACEUTICALS, INC. (Name of Subject Company (Issuer))
KNIGHT NEWCO 2, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
SHIRE PLC
(Names of Filing Persons (Offeror)) ___________________

Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)
62936P103 (Cusip Number of Class of Securities)
Mark Enyedy
Shire plc
5 Riverwalk, Citywest Business Campus, Dublin
24, Republic of Ireland
+353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

___________________ Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Exhibit No.	Description
99.1	Selected slides from a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 16, 2015 to employees of NPS Pharmaceuticals, Inc.